16 SOUTH PENNSYLVANIA • POST OFFICE BOX 754 • OKLAHOMA CITY, OK U.S.A. 73101 • PHONE 405-235-4546 • FAX 405-236-1209

April 30, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	LSB Industries, Inc.; Form S-4 Registration Statement, filed April 7, 2014

(the “Registration Statement”); Commission File No. 333-195102

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LSB Industries, Inc. (the “Issuer”) and the Issuer’s subsidiaries identified as Additional Registrant Guarantors on the facing page of the above-referenced Registration Statement (such subsidiaries together with the Issuer, the “Registrants”) hereby request acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern time, on Monday, May 5, 2014, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registration Statement relates to the Registrants’ offer to exchange (the “Exchange Offer”) the Issuer’s 7.75% Senior Secured Notes due 2019 (the “Old Notes”), which were issued on August 7, 2013, pursuant to Regulation S and Rule 144A under the Securities Act for new notes with terms materially identical to the Old Notes

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2014

but which have been registered under the Securities Act (the “New Notes”). The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision that, if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with any of the Registrants or any of their respective affiliates to distribute the New Notes.

If you have any questions or require any additional information, please do not hesitate to contact Irwin H. Steinhorn (405-272-5711) or Mark H. Bennett (405-272-5711) of Conner & Winters, LLP.

Very truly yours,

ISSUER:

LSB INDUSTRIES, INC.

By:	/s/ Tony M. Shelby
Tony M. Shelby, Executive Vice President and Chief Financial Officer

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2014

CEPOLK HOLDINGS, INC.
CHEMEX I CORP.
CHEMICAL PROPERTIES L.L.C.
CHEMICAL TRANSPORT L.L.C.
CHEROKEE NITROGEN L.L.C.
CHEROKEE NITROGEN HOLDINGS, INC.
CLIMACOOL CORP.
THE CLIMATE CONTROL GROUP, INC.
CLIMATECRAFT, INC.
CLIMATECRAFT TECHNOLOGIES, INC.
CLIMATE MASTER, INC.
CONSOLIDATED INDUSTRIES L.L.C.
EDC AG PRODUCTS COMPANY L.L.C.
EL DORADO ACID, L.L.C.
EL DORADO ACID II, L.L.C.
EL DORADO AMMONIA L.L.C.
EL DORADO CHEMICAL COMPANY
EL DORADO NITRIC L.L.C.
INTERNATIONAL ENVIRONMENTAL CORPORATION
KOAX CORP.
LSB CAPITAL L.L.C.
LSB CHEMICAL L.L.C.
LSB-EUROPA LIMITED
PRYOR CHEMICAL COMPANY
SUMMIT MACHINE TOOL MANUFACTURING L.L.C.
THERMACLIME TECHNOLOGIES, INC.
TRISON CONSTRUCTION, INC.
XPEDIAIR, INC.
ZENA ENERGY L.L.C.

By:	/s/ Tony M. Shelby
Tony M. Shelby, Executive Vice President

EL DORADO NITROGEN, L.P.

By:	El Dorado Acid, L.L.C., its general partner

By:	/s/ Tony M. Shelby
Tony M. Shelby, Executive Vice President